UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 15, 2012: Star Bulk Carriers Corp. Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2011 and Declares Dividend of $0.015 per Share.

This report on Form 6-K, except for the sections entitled "Spyros Capralos, President and CEO of Star Bulk, commented" and "Simos Spyrou, Chief Financial Officer of Star Bulk, commented," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011 AND DECLARES DIVIDEND OF $0.015 PER SHARE

ATHENS, GREECE,  February 15, 2012 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.015 per outstanding share of the Company's common stock for the fourth quarter and year ended December 31, 2011. The dividend is payable on or about March 6, 2012 to shareholders of record as of February 28, 2012. The Company also announced today its unaudited financial and operating results for the three and the twelve months ended December 31, 2011.

Spyros Capralos, President and Chief Executive Officer of Star Bulk, commented: “Our fourth quarter 2011financial results show a decrease of 15% in revenues and 66% in adjusted EBITDA, which was primarily the result of a 26.6% decline in our average time charter equivalent rate. The weakness in dry bulk freight rates was due to over capacity related to new tonnage which continues to negatively impact our industry and the Company.

We adjusted the book value of two of our Capesize vessels, the Star Sigma and Star Ypsilon, the oldest vessels of Company’s fleet, which resulted in a impairment loss of $62.0 million. Capesize asset values continued to decline in 2011 and as these vessels were approaching the end of their useful lives, it was necessary to bring their book values in line with market values.

Shipping is an integral component of international trade, but at the same time is a cyclical and volatile business. In this context, recognizing that soft market conditions may in all likelihood continue in 2012, our Board of Directors has made a number of decisions that we believe may have a positive effect on our balance sheet, cash flow and shareholder value over the longer term.

First, reflecting our view that the recent price of our common stock does not reflect our long term potential, we extended our $30 million share repurchase plan until December 31, 2012. As of the date of this report, we purchased 319,413 shares at an average price of $0.98 per share.

Second, we lowered our dividend for the fourth quarter 2011 to $0.015 per share enabling us to conserve cash during this weak market. Our intent is to continue rewarding our shareholders with a regular dividend and an attractive return without compromising our long term prospects. This quarterly dividend of $0.015 per common share represents an annualized yield of 5.5% at yesterday’s closing price.

Our long term forecast for the dry bulk industry remains positive as we move beyond the current peak in new building deliveries. The majority of our Capesize vessels are chartered at levels which we believe are above market to major reputable charterers. We believe that strong demand for dry bulk commodities from the Far East will continue for the remainder of this decade and for this reason we are focused on growing our fleet with prudent acquisitions as asset values approach historically low levels.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “Currently, our outstanding debt amounts to $258.4 million with $27.0 million in principal repayment due for the remainder 2012. The Company has no scheduled balloon payments during the following four years, and therefore does not anticipate refinancing needs until 2016. Our cash position stands today at $40.5 million.

Currently we have no exposure to interest rate swaps and we are able to take advantage of the prevailing low interest rate environment. The increase in our operating expenses for the fourth quarter 2011, compared to the previous quarter and the same quarter last year was due to the increase in the average number of vessels, since our fleet grew from 11 to 15 vessels during 2011.

Even though the number of our employees has increased during 2011, due to the growth of our fleet, general and administrative expenses have been reduced by 61% during the fourth quarter and by 19% during 2011, compared to the same periods in the prior year. Excluding the one-time items outlined below, the reduction in general and administrative expenses, exceeds 44% during 2011 compared to 2010.

The $0.86 per share loss for the fourth quarter 2011 included a number of the non-cash items outlined below, including the impairment loss of $0.77 per share related to two of our Capesize vessels, the Star Sigma and the Star Ypsilon and the write-off of $0.03 per share related to unpaid hire from charterers of four of our vessels, since we determined that such amounts were not recoverable. Excluding these non-cash items, net loss for the fourth quarter 2011 would amount to $3.2 million or a loss of $0.04 per basic and diluted share.

During the fourth quarter of 2011 our Company entered into a new $64.5 million secured term loan agreement to refinance two of our existing loan facilities at favorable terms. Through this refinancing, we managed to extend our principal repayment schedule while reducing our interest costs. We are delighted of the commitment and support of our lenders in these turbulent times. Such moves, allow Star Bulk to take further advantage of opportunities that will arise.”

Fleet Profile (As of February 15, 2012)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,404	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Polaris	Capesize	179,546	2011
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Total	15	1,625,945

Fourth Quarter 2011 and 2010 Results

For the fourth quarter of 2011, total voyage revenues amounted to $26.9 million compared to $31.9 million for the fourth quarter of 2010. This decrease was mainly attributed to lower charter rates for most of our vessels due to the decline in the drybulk charter market. Voyage revenue for the quarter ended December 31, 2011 includes a deduction of $1.6 million associated with the amortization of fair value of above market acquired time charters, attached to vessels acquired in the third quarter of 2011, which are amortized over the remaining period of the time charters. Operating loss amounted to $66.9 million for the quarter ended December 31, 2011 compared to operating income of $22.0 million for the same period in 2010. Net loss for the fourth quarter of 2011 amounted to $69.3 million or a loss of $0.86 per share calculated on 80,438,360 shares, which was the weighted average number of shares, basic and diluted. Net income for the fourth quarter of 2010 amounted to $20.7 million or earnings of $0.33 per share calculated on 62,167,272 shares and 62,682,939 shares, which was the weighted average number of shares, basic and diluted, respectively.

The fourth quarter of 2011 net loss figure includes the following non-cash items:

•

Impairment loss of $62.0 million or $0.77 per basic and diluted share, amounting to $31.3 million for our Capesize vessel the Star Sigma and $30.7 million for our Capesize vessel, the Star Ypsilon.

•

Amortization of fair value of above market acquired time charters of $1.6 million or $0.02 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenue.

•

Expenses of $0.2 million, or $0.002 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized income of $0.1 million or $0.001 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives. As of the date of this report, we have no open positions in any derivatives products.

•

A loss on bad debts of $2.4 million or $0.03 per basic and diluted share associated with the write-off of disputed charterer balances.

Excluding the non-cash items, net loss for the fourth quarter of 2011 would amount to $3.2 million, or a loss of $0.04 per basic and diluted share.

The fourth quarter 2010 net income figure includes the following non-cash items:

•

Net revenue of $0.3 million or $0.005 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter as an increase to net revenue.

•

Expenses of $3.4 million, or $0.05 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these items, net income for the fourth quarter of 2010 would amount to $23.8 million, or earnings of $0.38 per basic and diluted share.

Adjusted EBITDA for the fourth quarter 2011 and 2010 was $12.5 million and $37.3 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by operating activities is set forth below.

An average of 14.5 and 11.0 vessels were owned and operated during the fourth quarter of 2011 and 2010, respectively, earning an average Time Charter Equivalent, or TCE, rate of $19,561 per day and $26,644 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Voyage expenses decreased to $3.8 million for the fourth quarter of 2011 compared to $5.3 million for the fourth quarter of 2010. This decrease is mainly due to decreased expenses related to two shipments under a Contract of Affreightment (COA) for the quarter ended December 31, 2011 compared to the same period in 2010.

For the quarter ended December 31, 2011, vessel operating expenses totaled $8.1 million compared to $6.1 million for the same period in 2010. The increase is mainly due to the fact that the average number of vessels increased to 14.5 during the fourth quarter of 2011 compared to 11.0 in the fourth quarter of 2010.

Depreciation expense increased to $13.5 million for the quarter ended December 31, 2011 compared to $12.2 million for the quarter ended December 31, 2010, due to the increase in the number of our vessels during the fourth quarter of 2011 compared to the same period in 2010.

General and administrative expenses for the quarter ended December 31, 2011 decreased to $2.4 million, compared to $6.3 million for the same period in 2010. This decrease is mainly due to the cost containment approach that the Company adopted and the lower stock based compensation expenses by $3.3 million in fourth quarter of 2011 compared to the same period in 2010. Also if we take into consideration the growth of the Company’s fleet by 4 vessels within 2011 and the relevant increase in the number of its employees, the decrease in general and administrative expenses during the fourth quarter of 2011 would have been greater compared to the same period in 2010.

Other operational gain totaled $0.2 million for the quarter ended December 31, 2011 related to the write-off of the unamortized deferred revenue of the Star Sigma, which had a lease term until October 22, 2013 and was delivered to us by its charterers on December 31, 2011. Other operational gain totaled $21.6 million for the quarter ended December 31, 2010 representing a gain of $21.6 million in connection with a claim settlement in 2010, related to the early termination of the time charter of the vessel Star Ypsilon that occurred in July 2009.

During the quarter ended December 31, 2011, the Company recognized an impairment loss of $62.0 million. The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to unfavorable market conditions prevailing at the end of the reporting period that led to declining vessel values and charter rates the Company performed an impairment analysis for all the vessels in its fleet by comparing undiscounted cash flows to the carrying values of vessels. As a result of this analysis the Company recorded an impairment loss to the book value of two of our Capesize vessels, the Star Sigma (built 1991) and the Star Ypsilon (built 1991). No impairment loss was recorded during the fourth quarter of 2010.

Loss on bad debts totaled to $ 2.4 million for the quarter ended December 31, 2011, representing a write-off of $1.9 million related to unpaid hire from the charterer of two of our vessels, the Star Kappa and the Star Epsilon and an amount of $0.5 million related to unpaid hire from the charterer of two of our vessels, the Star Gamma and the Star Cosmo, since the Company determined that such amounts were not recoverable. No loss on bad debts was recognized during the fourth quarter of 2010.

Year ended December 31, 2011 and 2010 Results

For the year ended December 31, 2011, total voyage revenues amounted to $105.2 million compared to $121.0 million for the same period of 2010. This decrease was mainly attributed to lower charter rates for some of the vessels during 2011 compared to the same period in 2010. In addition, total voyage revenues for the year ended December 31, 2011 decreased by $2.2 million due to the amortization of the fair value of above/below market acquired time charters whereas for the year ended December 31, 2010 total voyage revenues increased by $1.4 million due to the amortization of the fair value of below market acquired time charters. Operating loss amounted to $64.1 million for the year ended December 31, 2011 compared to an operating profit of $0.3 million for the same period of 2010. Net loss for the year ended December 31, 2011 amounted to $68.9 million representing a loss of $0.97 per basic and diluted share calculated on 71,047,277 shares, which was the weighted average number of shares, basic and diluted. Net loss for the year ended December 31, 2010 amounted to $5.1 million representing a loss of $0.08 per share calculated on 61,489,162 shares, which was the weighted average number of shares, basic and diluted.

The year ended December 31, 2011 net loss figure includes the following non-cash items:

•

Impairment loss of $62.0 million or $0.87 per basic and diluted share, related to two of our Capesize vessels, the Star Sigma and the Star Ypsilon.

•

An increase in net income of $0.5 million or $0.01 per basic and diluted share, representing the amortization of the remaining balance of the fair value of below market acquired time charter attached to the vessel Star Cosmo, due to its early redelivery by its charterers. The amount of $0.2 million is included under Voyage revenues and represents the amortization of fair value of below market acquired time charter up to the date of the early redelivery of the vessel by its charterers and $0.3 million is included under Other operational gain, which represents the write-off of the unamortized portion after the early redelivery date.

•

Amortization of fair value of above market acquired time charters of $2.4 million or $0.03 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to net revenue

•

Expenses of $1.4 million or $0.02 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

An unrealized loss of $0.1 million, or $0.001 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives. As of today we have no open positions in any derivatives products.

•

A loss on bad debts of $2.4, million or $0.03 per basic and diluted share associated with the write-off of disputed charterer balances

Excluding these items, net loss for the year ended December 31, 2011 would amount to $1.1 million, or a loss of $0.02 per basic and diluted share.

The year ended December 31, 2010 net loss figure includes the following non-cash items:

•

Impairment loss of $34.7, million or $0.6 per basic and diluted share, in connection with the sale of the vessel the Star Beta.

•

An increase of voyage revenue of $1.4 million, or $0.02 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $6.5 million, or $0.1 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

An unrealized loss of $0.3 million, or $0.005 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

•

A loss on bad debts of $2.1 million or $0.03 per basic and diluted share, associated with a write-off of a charterer’s balance.

Excluding these items, net income for the year ended December 31, 2010 would amount to $37.1 million or earnings of $0.60 per basic and diluted share.

Adjusted EBITDA for the year ended December 31, 2011 and 2010 was $53.4 million and $89.5 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by operating activities is set forth below.

An average of 12.3 and 10.8 vessels were owned and operated during the year ended December 31, 2011 and 2010 respectively, earning an average TCE rate of $19,989 and $26,859 per day, respectively.  We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

For the year ended December 31, 2011, vessel operating expenses totaled $25.2 million compared to $22.2 million for the year ended December 31, 2010. The increase is mainly due to the fact that the average number of our vessels increased to 12.3 during the year ended December 31, 2011 compared to 10.8 during the same period of 2010.

For the year ended December 31, 2011 and 2010 our dry-docking expenses were $3.1 million and $6.6 million, respectively. The decrease is mainly due to the fact that we had four supramax vessels that underwent a dry docking survey, excluding the vessel the Star Big which underwent dry docking the same day that she was delivered to the Company and the respective expenses were capitalized. During the same period in 2010 one Capesize vessel and three Supramax vessels underwent periodic dry-docking surveys.

Voyage expenses increased to $20.8 million for the year ended December 31, 2011 compared to $16.8 million for the year ended December 31, 2010. This increase is mainly due to increased expenses related to more shipment days under a Contract of Affreightment (COA) for the year ended December 31, 2011 compared to the same period in 2010. The revenue earned from the respective COA, for the year ended December 31, 2011, amounted to $20.2 million compared to $14.5 million for the same period in 2010.

Depreciation expense increased to $50.2 million for the year ended December 31, 2011 compared to $46.9 million for the year ended December 31, 2010, due to the increase in the number of our vessels that operated during the year ended December 31, 2011 compared to the same period of 2010.

General and administrative expenses decreased by $2.9 million, to $12.5 million during the year ended December 31, 2011 compared to $15.4 million during the year ended December 31, 2010,  representing a 19% reduction. Excluding the severance payment and stock based compensation expense of $3.6 million related to the resignation of Company’s former Chief Executive Officer and former Chief Financial Officer that took place in 2011, and an amount of $0.3 million related to expenses for an aborted secondary public offering during the second quarter of 2011, the reduction in the general and administrative expenses exceeds 44%, compared to the same period in 2010.

Other operational gain totaled $11.3 million during the year ended December 31, 2011. The vessel Star Cosmo, with a lease term until May 1, 2011, was delivered to us on February 17, 2011 by its charterers. We recognized a non-cash gain of $0.3 million, which relates to the write-off of the unamortized fair value of below market acquired time charter on the vessel’s redelivery date and a non-cash gain of $0.3 million, which represents the deferred revenue from the terminated time charter contract. In addition, due to the early redelivery of the vessel Star Omicron on January 17, 2011 by its charterer, we received cash compensation of $1.2 million. Other operational gain for the year ended December 31, 2011 also includes non-recurring revenue of $9.0 million received from the settlement of a commercial claim, a gain of $0.3 million regarding a hull and machinery claim and a non- cash gain of $0.2 million regarding the write-off of the unamortized deferred revenue of our vessel, the Star Sigma, due to its early redelivery by its charterers on December 31, 2011. Other operational gain totaled $26.6 million during the year ended December 31, 2010 representing a gain of $21.6 million in connection with a claim settlement in 2010, related to the early termination of the time charter of our vessel the Star Ypsilon, that occurred in July 2009 and an amount of $5.0 million from our sale of a 45% interest in future proceeds related to the settlement of several commercial claims.

Other operational loss totaled $4.1 million during the year ended December 31, 2011. On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5.0 million. During the year ended December 31, 2011 the Company paid $4.1 million to the third party relating to the settlement of one of the legal claims included in the above mentioned agreement. During the year ended December 31, 2010, no other operational loss was recorded.

During the year ended December 31, 2011, the Company recognized an impairment loss of $62.0 million. The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to unfavorable market conditions prevailing at the end of the reporting period that led to declining vessel values and charter rates the Company performed an impairment analysis for all the vessels in its fleet by comparing undiscounted cash flows to the carrying values of vessels. As a result of this analysis the Company recorded an impairment loss to the book value of two of our Capesize vessels, the Star Sigma and the Star Ypsilon. During the year ended December 31, 2010, an amount of $34.9 million was recognized as an impairment loss related to the classification of our vessel the Star Beta as “Held for Sale.” The vessel was delivered to her new owners in July 2010.

Loss on bad debts totaled $ 2.4 million for the year ended December 31, 2011, representing the write-off of $1.9 million related to unpaid hire from the charterer of our vessels, the Star Kappa and the Star Epsilon and an amount of $0.5 million related to unpaid hire from the charterers of our vessels the Star Gamma and the Star Cosmo, since the Company determined that these amounts were not recoverable. Loss on bad debts totaled to $2.1 million during the year ended December 31, 2010 associated with the write-off of unpaid hire from a charterer of our vessel the Star Alpha.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the year ended December 31, 2011 and 2010 was $50.6 million and $87.9 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (see “Summary of Selected Data” below) as a result of the decline in the drybulk vessel shipping industry. During the year ended December 31, 2011 the Company earned $19,989 TCE rate per day compared to $26,859 TCE rate per day for the year ended December 31, 2010. In addition we paid a non-recurring severance to the former Chief Executive Officer and Chief Financial Officer during year ended December 31, 2011 in the amount of $2.3 million and $0.5 million, respectively.

Net cash used in investing activities for the year ended December 31, 2011 and 2010 was $122.3 million and $60.2 million, respectively. Net cash used in investing activities for the year  ended December 31, 2011 consisted of $29.3 million related to the acquisition of  two secondhand Capesize vessels, the Star Big and the Star Mega and $67.0 million related to the delivery of our new building vessels, the Star Borealis and the Star Polaris, plus cash consideration of $23.1 million paid for the acquisition of the above fair market charter rates attached to the vessels Star Big and Star Mega and a net increase of $4.0 million in restricted cash offset by insurance proceeds amounting to $1.1 million. Net cash used in investing activities for the year ended December 31, 2010 was primarily due to additions to vessel cost mainly related to the acquisition of the vessel the Star Aurora, amounting to $44.1 million plus installments related to our two newbuildings amounting to $43.5 million in aggregate and offset by a net decrease in restricted cash amounting to $7.0 million, the proceeds from the sale of the Star Beta amounting to $20.3 million and insurance proceeds amounting to $0.1 million.

Net cash provided by financing activities for the year ended December 31, 2011 was $74.0 million and Net cash used in financing activities for the year ended December 31, 2010 was $55.1 million. For the year ended December 31, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $101.5 million, cash dividend payments of $14.4 million, financing fees amounting to $1.5 million, offset by loan proceeds amounting to $162.8 million and proceeds from the public offering amounting to $28.6 million. For the year ended December 31, 2010, net cash used in financing activities consisted of loan installment payments amounting to $68.4 million, cash dividend payments of $12.4 million and financing fees amounting $0.3 million offset by proceeds from new loan related to the acquisition of the Star Aurora amounting to $26.0 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	December 31, 2011	December 31, 2010
Average number of vessels(1)	14.5	11.0
Number of vessels (as of the last day of the periods reported)	15	11
Average age of operational fleet (in years) (2)	10.6	10.4
Ownership days (3)	1,336	1,012
Available days (4)	1,288	994
Voyage days for fleet (5)	1,262	985
Fleet utilization (6)	97.9%	99.1%
Average per-day TCE rate (7)	$19,561	$26,644

	12 months ended	12 months ended
	December 31, 2011	December 31, 2010
Average number of vessels(1)	12.3	10.8
Number of vessels (as of the last day of the periods reported)	15	11
Average age of operational fleet (in years) (2)	10.6	10.4
Ownership days (3)	4,475	3,945
Available days (4)	4,377	3,847
Voyage days for fleet (5)	4,336	3,829
Fleet utilization (6)	99.1%	99.5%
Average per-day TCE rate (7)	$19,989	$26,859

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at December 31, 2011 and 2010, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Condensed Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended December 31, 2011	3 months ended December 31, 2010	12 months ended December 31, 2011	12 months ended December 31, 2010

Revenues:
Voyage Revenues	26,886	31,896	105,242	121,042
Management Fee Income	69	-	153	-
Expenses:
Voyage expenses	(3,806)	(5,309)	(20,759)	(16,839)
Vessel operating expenses	(8,053)	(6,132)	(25,247)	(22,212)
Drydocking expenses	(1,491)	(1,543)	(3,096)	(6,576)
Depreciation	(13,540)	(12,206)	(50,224)	(46,937)
Management fees	-	(41)	(54)	(164)
Loss on derivative instruments	(297)	(4)	(390)	(2,083)
General and administrative expenses	(2,445)	(6,250)	(12,455)	(15,404)
Loss on bad debts	(2,447)	(35)	(2,447)	(2,131)
Loss on sale of vessel	-	(35)	-	(137)

Vessel impairment loss	(62,020)	-	(62,020)	(34,947)
Other operational loss	-	-	(4,050)	-
Other operational gain	203	21,648	11,270	26,648

Operating income /(loss)	(66,941)	21,989	(64,077)	260

Interest and finance costs	(2,407)	(1,328)	(5,534)	(5,916)
Interest and other income	97	25	744	525
Total other expenses, net	(2,310)	(1,303)	(4,790)	(5,391)

Net income / (loss)	(69,251)	20,686	(68,867)	(5,131)

Earnings/ (loss) per share, basic	(0.86)	0.33	(0.97)	(0.08)
Earnings /(loss) per share, diluted	(0.86)	0.33	(0.97)	(0.08)
Weighted average number of shares outstanding, basic	80,438,360	62,167,272	71,047,277	61,489,162
Weighted average number of shares outstanding, diluted	80,438,360	62,682,939	71,047,277	61,489,162

Unaudited Condensed Consolidated Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2011	December 31, 2010
Cash and restricted cash (*)	19,231	14,374
Other current assets	12,858	9,544
TOTAL CURRENT ASSETS	32,089	23,918

Fixed assets, net	638,532	654,290
Restricted cash (*)	25,524	24,020
Fair value of above market acquired time charter	20,699	-
Other non-current assets	1,776	1,022
TOTAL ASSETS	718,620	703,250

Current portion of long-term debt	34,674	33,785
Other current liabilities	17,480	9,450
TOTAL CURRENT LIABILITIES	52,154	43,235

Long-term debt	231,466	171,044
Other non-current liabilities	95	719
TOTAL LIABILITIES	283,715	214,998

STOCKHOLDERS' EQUITY	434,905	488,252

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	718,620	703,250

(*) As of December 31, 2011, we had $44,755 thousands in cash which includes $15,072 thousands free cash and $29,683 thousands restricted cash. Restricted cash consisted of $14,683 thousands deposited in pledged accounts and of $ 15,000 thousands minimum liquidity required by Company’s loan agreements.

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	12 months ended December 31, 2011	12 months ended December 31, 2010

Net cash provided by operating activities	50,604	87,949

Net cash used in investing activities	(122,337)	(60,151)

Net cash provided by/(used in) financing activities	73,981	(55,116)

EBITDA and Adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the Generally Accepted Accounting Principles in the United States, ("U.S. GAAP"), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, loss on bad debts, non-cash gain or loss related to early time charter termination, change in fair value of derivatives and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company's fleet.

The following unaudited table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months ended December 31, 2011	3 months ended December 31, 2010	12 months ended December 31, 2011	12 months ended December 31, 2010
Net cash provided by operating activities	15,030	36,452	50,604	87,949
Net increase/(decrease) in current assets	839	(7,570)	6,730	(6,163)
Net (increase)/ decrease in operating liabilities, excluding current portion of long term debt	(5,209)	7,172	(8,272)	2,610
Amortization of fair value of below/above market acquired time charter agreements	(1,601)	343	(2,187)	1,360
Vessel impairment loss	(62,020)	-	(62,020)	(34,692)
Other non-cash charges	(13)	19	(31)	(5)
Amortization of deferred finance charges	(415)	(79)	(636)	(329)
Stock – based compensation	(159)	(3,410)	(1,362)	(6,511)
Change in fair value of derivatives	81	-	(82)	(282)
Loss on bad debts	(2,447)	(35)	(2,447)	(2,131)
Non-cash gain on time charter agreement termination	203	-	800	-
Total other expenses, net	2,310	1,303	4,790	5,391
Gain from Hull & Machinery claim received	-	-	260	-
EBITDA	(53,401)	34,195	(13,853)	47,197
Less:
Amortization of fair value of below market acquired time charter agreements	-	(343)	(179)	(1,360)
Change in fair value of derivatives	(81)	-	-	-
Non-cash gain on time charter agreement termination	(203)	-	(800)	-
Plus:
Amortization of fair value of above market acquired time charter agreements	1,601	-	2,366	-
Loss on bad debts	2,447	35	2,447	2,131
Stock – based compensation	159	3,410	1,362	6,511
Vessel impairment loss	62,020	-	62,020	34,692
Change in fair value of derivatives	-	-	82	282
Adjusted EBITDA	12,542	37,297	53,445	89,453

Director Resignation Effective March 31, 2012

Mr. Prokopios (Akis) Tsirigakis has submitted his resignation and he will resign from our Board of Directors effective as of March 31, 2012 for personal reasons. Mr. Tsirigakis was the former Chief Executive Officer and President of the Company from its inception to February 7, 2011.

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, February 16 at 8:30 a.m., Eastern Standard Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until February 22, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fifteen dry bulk carriers. The total fleet consists of seven Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,625,945 deadweight tons. The average age of our fleet as of February 2012, is 10.7 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 15, 2012	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President